

October 29, 2012

VIA E-Mail
Mr. Bryan K. Davis
Chief Financial Officer
Brookfield Office Properties, Inc.
Brookfield Place
181 Bay Street, Suite 330
Toronto, Ontario, Canada M5J 2T3

> **Re:** **Brookfield Office Properties, Inc.**
> **Form 40-F for the year ended December 31, 2011**
> **Filed on March 30, 2012**
> **File No. 001-14916**

Dear Mr. Bryan K. Davis:

We have reviewed your response letter dated September 28, 2012 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

FORM 40-F FOR THE YEAR ENDED DECEMBER 31, 2011

Exhibit 99.2

Basis of Presentation, page 5

1.   We have considered your response to comment 1. In future filings please also disclose the diluted per share measures calculated in accordance with paragraph 58 of IAS 33 and reconcile to your non-IFRS presentation supported by your proposed disclosures to clarify the circumstances under which the presumed conversion is overcome.

Performance Measurement, page 11

2.   We have considered your response to comment 2. Please expand your disclosure in future filings to explain why you believe that your FFO measure is economically similar to NAREIT's FFO measure, if true. Address the potential differences resulting from using IFRS versus US GAAP; explain why you believe that these are not material and/or have been removed by the adjustments. Please provide us with your proposed disclosure.

Consolidated Statements of Income, page 60

3.   We note that you exclude certain costs of an operating nature (i.e., General and administrative expense and Depreciation) from "Commercial property net operating income" on the face of the financial statements. Please amend your 40-F to remove this operating measure or revise it to include all costs of an operating nature.   Reference is made to paragraphs 85, 86, and BC 56 of IAS 1. We also note that you have not provided an "analysis" of the expenses included in "Commercial property net operating income" using a classification based on either their nature or their function within your entity as required by paragraph 99 of IAS 1. Furthermore, please note that paragraph 32 of IAS 1 does not allow offset of income and expenses, unless required or permitted by IFRS.   Thus, please amend your 40-F to revise your financial statements to separately disclose these expenses on the face of your statements of income.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551- 3782 if you have any questions.

Sincerely,

/s/ Jessica Barberich

Jessica Barberich
Assistant Chief Accountant